UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)1

Sanchez Production Partners LP
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

79971C 102
(CUSIP Number)

March 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 79971C 102

1	NAME OF REPORTING PERSON Raging Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 4,700,658
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 4,700,658
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,700,658
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.3%
12	TYPE OF REPORTING PERSON CO

CUSIP NO. 79971C 102

1	NAME OF REPORTING PERSON Raging Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 4,700,658
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 4,700,658
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,700,658
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.3%
12	TYPE OF REPORTING PERSON IA

CUSIP NO. 79971C 102

1	NAME OF REPORTING PERSON William C. Martin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 4,700,658
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 4,700,658
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,700,658
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.3%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 79971C 102

This Schedule 13G amendment relates to the Common Units representing Limited Partner Interests in Sanchez Production Partners LP (the “Issuer”).  On March 6, 2015, the Issuer was formed as a result of the conversion of Sanchez Production Partners LLC (the “Predecessor”) from a limited liability company to a limited partnership named Sanchez Production Partners LP (the “Conversion”).  As a result of the Conversion, each outstanding Common Unit of the Predecessor was converted into one Common Unit of the Issuer.  This Schedule 13G amendment reflects the Reporting Persons’ beneficial ownership of Common Units of the Issuer following the Conversion and as of March 31, 2015.

Item 1(a).	Name of Issuer:

Sanchez Production Partners LP

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1000 Main Street, Suite 3000
Houston, Texas 77002

Item 2(a).	Name of Person Filing:

This statement is filed by Raging Capital Master Fund, Ltd., a Cayman Islands exempted company (“Raging Master”), Raging Capital Management, LLC, a Delaware limited liability company (“Raging Capital”), and William C. Martin.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Raging Capital is the Investment Manager of Raging Master.  William C. Martin is the Chairman, Chief Investment Officer and Managing Member of Raging Capital.  By virtue of these relationships, each of Raging Capital and William C. Martin may be deemed to beneficially own the Common Units of the Issuer directly owned by Raging Master.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of Raging Capital and William C. Martin is Ten Princeton Avenue, P.O. Box 228, Rocky Hill, New Jersey 08553.  The principal business address of Raging Master is c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY 1-9007, Cayman Islands.

Item 2(c).	Citizenship:

Raging Master is organized under the laws of the Cayman Islands.  Raging Capital is organized under the laws of the State of Delaware.  William C. Martin is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Units Representing Limited Partner Interests (the “Common Units”)

Item 2(e).	CUSIP Number:

79971C 102

CUSIP NO. 79971C 102

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

/ /	Not Applicable

(a)	/ /	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	/ /	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	/X/	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

(f)	/ /	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

(g)	/ /	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

(h)	/ /	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	/ /	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	/ /	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

All ownership information reported in this Item 4 is as of March 31, 2015.

Raging Master

(a)	Amount beneficially owned:

4,700,658 Common Units

(b)	Percent of class:

16.3% (based upon 28,792,584 Common Units outstanding, which is the total number of Common Units outstanding as of March 3, 2015 as reported in the Issuer’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on March 6, 2015).

(c)	Number of Common Units as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Common Units

CUSIP NO. 79971C 102

(ii)	Shared power to vote or to direct the vote

4,700,658 Common Units

(iii)	Sole power to dispose or to direct the disposition of

0 Common Units

(iv)	Shared power to dispose or to direct the disposition of

4,700,658 Common Units

Raging Capital

(a)	Amount beneficially owned:

4,700,658 Common Units*

(b)	Percent of class:

16.3% (based upon 28,792,584 Common Units outstanding, which is the total number of Common Units outstanding as of March 3, 2015 as reported in the Issuer’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on March 6, 2015).

(c)	Number of Common Units as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Common Units

(ii)	Shared power to vote or to direct the vote

4,700,658 Common Units*

(iii)	Sole power to dispose or to direct the disposition of

0 Common Units

(iv)	Shared power to dispose or to direct the disposition of

4,700,658 Common Units*

____________________
*           Common Units directly owned by Raging Master.

CUSIP NO. 79971C 102

Mr. Martin

(a)	Amount beneficially owned:

4,700,658 Common Units*

(b)	Percent of class:

16.3% (based upon 28,792,584 Common Units outstanding, which is the total number of Common Units outstanding as of March 3, 2015 as reported in the Issuer’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on March 6, 2015).

(c)	Number of Common Units as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Common Units

(ii)	Shared power to vote or to direct the vote

4,700,658 Common Units*

(iii)	Sole power to dispose or to direct the disposition of

0 Common Units

(iv)	Shared power to dispose or to direct the disposition of

4,700,658 Common Units*

____________________
*           Common Units directly owned by Raging Master.

As the Investment Manager of Raging Master, Raging Capital may be deemed to beneficially own the Common Units directly owned by Raging Master.  As the Chairman, Chief Investment Officer and Managing Member of Raging Capital, Mr. Martin may be deemed to beneficially own the Common Units directly owned by Raging Master.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Common Units reported herein.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Common Units reported herein that are not directly owned by such Reporting Person.

On March 31, 2015, Raging Master purchased 5,156,250 newly issued Class A Preferred Units of the Issuer (the “Class A Units”) in a privately negotiated transaction with the Issuer.  The terms of the Class A Units are set forth in Amendment No. 1 to the Agreement of Limited Partnership of the Issuer (the “LPA Amendment”), a copy of which is attached as Exhibit 3.1 to the Form 8-K filed by the Issuer with the SEC on March 31, 2015.  The Class A Units are convertible into Common Units at the Conversion Rate (as defined in the LPA Amendment) (i) at the option of the holder from and after March 31, 2016, (ii) at the option of the Issuer from and after March 31, 2016, or (iii) unless previously converted, automatically on the earlier of March 31, 2018 and the closing date for a Qualified Public Offering (as defined in the LPA Amendment).  Accordingly, the Reporting Persons do not currently beneficially own the Common Units underlying the Class A Units owned by Raging Master.  The Class A Units are subject to “blocker” provisions which provide that the Class A Units may not be converted, whether by the holder, by the Issuer or automatically, into a number of Common Units that, when combined with any other Common Units beneficially owned by the holder, would make the holder the beneficial owner of more than 19.99% of the outstanding Common Units following conversion.  Reference is made to the LPA Amendment for a complete description of the terms of the Class A Units.

CUSIP NO. 79971C 102

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on November 10, 2014.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 79971C 102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2015	Raging Capital Master Fund, Ltd.

	By:	Raging Capital Management, LLC Investment Manager

	By:	/s/ Frederick C. Wasch
		Name:	Frederick C. Wasch
		Title:	Chief Financial Officer

Raging Capital Management, LLC

By:	/s/ Frederick C. Wasch
	Name:	Frederick C. Wasch
	Title:	Chief Financial Officer

/s/ Frederick C. Wasch
Frederick C. Wasch as attorney-in-fact for William C. Martin